

March 18, 2011

Pavel Alpatov
President
Innovative Wireless Technologies, Inc.
306 N. West El Norte Pkwy
Escondido, CA 92026

    Re: Innovative Wireless Technologies, Inc.
            Form 10-K for Fiscal Year Ended
            December 31, 2009
            Filed March 29, 2010
            File No. 000-53421

Dear Mr. Alpatov:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               /s/ Brian K. Bhandari

               Brian K. Bhandari
               Branch Chief